The Polestar Group
Unaudited Condensed Consolidated Financial Statements as of June 30, 2023 and for the Three and Six months ended June 30, 2023 and 2022

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the Three and Six months ended June 30, 2023 and 2022	3
Unaudited Condensed Consolidated Statement of Financial Position as of June 30, 2023 and December 31, 2022	4
Unaudited Condensed Consolidated Statement of Cash Flows for the Six months ended June 30, 2023 and 2022	5
Unaudited Condensed Consolidated Statement of Changes in Equity for the Six months ended June 30, 2023 and 2022	6
Notes to Unaudited Condensed Consolidated Financial Statements	7 - 19

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss
(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Loss		For the three months ended June 30,		For the six months ended June 30,
	Note	2023	2022	2023	2022
Revenue	2	685,247	589,070	1,231,265	1,041,297
Cost of sales		(686,057)	(528,389)	(1,213,654)	(987,881)
Gross profit/(loss)		(810)	60,681	17,611	53,416
Selling, general and administrative expense	3	(259,627)	(234,227)	(448,632)	(446,781)
Research and development expense	3	(45,610)	(66,670)	(81,311)	(98,755)
Other operating income (expense), net		31,697	(14,733)	38,581	(20,742)
Listing expense	8	—	(372,318)	—	(372,318)
Operating loss		(274,350)	(627,267)	(473,751)	(885,180)
Finance income		7,037	434	12,489	774
Finance expense		(64,436)	(38,908)	(90,516)	(51,427)
Fair value change - Earn-out rights	8	26,800	418,707	232,995	418,707
Fair value change - Class C Shares	8	3,500	21,531	10,750	21,531
Loss before income taxes		(301,449)	(225,503)	(308,033)	(495,595)
Income tax expense		(2,608)	(2,741)	(5,002)	(7,139)
Net loss		(304,057)	(228,244)	(313,035)	(502,734)

Net loss per share (in U.S. dollars)	5
Basic and diluted		(0.14)	(0.12)	(0.15)	(0.26)

Consolidated Statement of Comprehensive Loss

Net loss		(304,057)	(228,244)	(313,035)	(502,734)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		(27,206)	13,304	(26,735)	10,659
Total other comprehensive income/(loss)		(27,206)	13,304	(26,735)	10,659
Total comprehensive loss		(331,263)	(214,940)	(339,770)	(492,075)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Unaudited Condensed Consolidated Statement of Financial Position
(in thousands of U.S. dollars unless otherwise stated)

	Note	June 30, 2023	December 31, 2022
Assets
Non-current assets
Intangible assets and goodwill	6	1,466,317	1,396,477
Property, plant, and equipment		254,462	258,048
Vehicles under operating leases	4	103,116	92,198
Other non-current assets		4,575	5,306
Deferred tax asset		17,581	7,755
Other investments	7	2,248	2,333
Total non-current assets		1,848,299	1,762,117
Current assets
Cash and cash equivalents		1,057,412	973,877
Trade receivables		196,133	246,107
Trade receivables - related parties	11	90,053	74,996
Accrued income - related parties	11	13,010	49,060
Inventories		867,499	658,559
Current tax assets		8,889	7,184
Assets held for sale	12	53,094	63,224
Other current assets		120,856	107,327
Total current assets		2,406,946	2,180,334
Total assets		4,255,245	3,942,451
Equity
Share capital		(21,167)	(21,165)
Other contributed capital		(3,586,888)	(3,584,232)
Foreign currency translation reserve		39,000	12,265
Accumulated deficit		4,039,810	3,726,775
Total equity	9	470,755	133,643
Liabilities
Non-current liabilities
Non-current contract liabilities	2	(58,267)	(50,252)
Deferred tax liabilities		(458)	(476)
Other non-current provisions		(103,646)	(73,985)
Other non-current liabilities		(50,039)	(14,753)
Earn-out liability	7, 8	(365,575)	(598,570)
Other non-current interest-bearing liabilities	4	(75,793)	(85,556)
Total non-current liabilities		(653,778)	(823,592)
Current liabilities
Trade payables		(97,632)	(98,458)
Trade payables - related parties	11	(824,000)	(957,497)
Accrued expenses - related parties	11	(148,041)	(164,902)
Advance payments from customers		(42,847)	(40,869)
Current provisions		(60,208)	(74,907)
Liabilities to credit institutions	10	(1,623,433)	(1,328,752)
Current tax liabilities		(15,767)	(10,617)
Interest-bearing current liabilities	4	(27,658)	(21,545)
Interest-bearing current liabilities - related parties	11	(779,283)	(16,690)
Current contract liabilities	2	(61,642)	(46,217)
Class C Shares liability	7, 8	(17,250)	(28,000)
Other current liabilities		(342,189)	(393,790)
Other current liabilities - related parties	11	(32,272)	(70,258)
Total current liabilities		(4,072,222)	(3,252,502)
Total liabilities		(4,726,000)	(4,076,094)
Total equity and liabilities		(4,255,245)	(3,942,451)
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Cash Flows
(in thousands of U.S. dollars unless otherwise stated)

		For the six months ended June 30,
	Note	2023	2022
Cash flows from operating activities
Net loss		(313,035)	(502,734)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization expense		57,074	70,700
Warranties		36,003	—
Inventory impairment		11,795	—
Finance income		(12,489)	(774)
Finance expense		90,516	51,427
Fair value change - Earn-out rights	8	(232,995)	(418,707)
Fair value change - Class C Shares	8	(10,750)	(21,531)
Listing expense		—	372,318
Income tax expense		5,002	7,139
Other non-cash expense (income)		19,252	(17,362)
Change in operating assets and liabilities:
Inventories		(206,373)	219,935
Contract liabilities	2	24,673	8,008
Trade receivables, prepaid expenses and other assets		72,372	25,698
Trade payables, accrued expenses and other liabilities		(154,206)	(162,437)
Interest received		12,489	775
Interest paid		(48,667)	(34,381)
Taxes paid		(11,401)	—
Cash used for operating activities		(660,740)	(401,926)
Cash flows from investing activities
Additions to property, plant and equipment		(42,948)	(1,624)
Additions to intangible assets	6	(239,850)	(510,301)
Additions to other investments		—	(2,480)
Proceeds from the sale of property, plant and equipment		1,710	—
Cash used for investing activities		(281,088)	(514,405)
Cash flows from financing activities
Proceeds from short-term borrowings	10, 11	1,671,964	414,916
Principal repayments of short-term borrowings	10, 11	(598,953)	(211,514)
Principal repayments of lease liabilities	4	(9,045)	(6,124)
Proceeds from the issuance of share capital and other contributed capital		—	1,416,000
Transaction costs		—	(39,000)
Cash provided by financing activities		1,063,966	1,574,278
Effect of foreign exchange rate changes on cash and cash equivalents		(38,603)	(32,987)
Net increase in cash and cash equivalents		83,535	624,960
Cash and cash equivalents at beginning of period		973,877	756,677
Cash and cash equivalents at end of period		1,057,412	1,381,637

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Changes in Equity
(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2022		(1,865,909)	(35,231)	16,784	1,761,860	(122,496)
Net loss		—	—	—	502,734	502,734
Other comprehensive income		—	—	(10,659)	—	(10,659)
Total comprehensive loss		—	—	(10,659)	502,734	492,075
Merger with Gores Guggenheim, Inc.	8
Changes in the consolidated group		1,846,472	(1,846,472)	—	(1,512)	(1,512)
Issuance of Volvo Cars Preference Shares		(589)	(588,237)	—	—	(588,826)
Issuance to Convertible Note holders		(43)	43	—	—	—
Issuance to PIPE investors		(265)	(249,735)	—	—	(250,000)
Issuance to GGI shareholders		(822)	(521,285)	—	—	(522,107)
Listing expense		—	(372,318)	—	—	(372,318)
Transaction costs		—	38,903	—	—	38,903
Earn-out rights		—	—	—	1,500,638	1,500,638
Equity-settled share-based payment	3	—	(4,342)	—	—	(4,342)
Balance as of June 30, 2022		(21,156)	(3,578,674)	6,125	3,763,720	170,015

Balance as of January 1, 2023		(21,165)	(3,584,232)	12,265	3,726,775	133,643
Net loss		—	—	—	313,035	313,035
Other comprehensive loss		—	—	26,735	—	26,735
Total comprehensive loss		—	—	26,735	313,035	339,770
Equity-settled share-based payment	3	(2)	(2,656)	—	—	(2,658)
Balance as of June 30, 2023		(21,167)	(3,586,888)	39,000	4,039,810	470,755

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 1 - Significant accounting policies and judgements
General information
Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) (the “Parent”), together with its subsidiaries, hereafter referred to as “Polestar," “Polestar Group,” and the “Group," is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, manufacturing, branding and marketing, and the commercialization and selling of vehicles, technology solutions, and services related to battery electric vehicles. Polestar Group has a presence in 27 markets across Europe, North America, and Asia. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 418 78 Göteborg, Sweden.
As of June 30, 2023, related parties own 88.3% of the Group. Of related party ownership, Snita Holding B.V. owns 48.3%, PSD Investment Limited owns 39.2%, and various other entities own 0.8%. The remaining 11.7% of the Group is owned by external investors.
Basis of preparation
The Unaudited Condensed Consolidated Financial Statements in this interim report of Polestar Group are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as adopted by the International Accounting Standards Board (“IASB”). The Unaudited Condensed Consolidated Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. For group financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.
This interim report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated.
Periods discussed prior to June 23, 2022 represent the operations of Polestar Automotive Holding Limited and its consolidated subsidiaries.
Going concern
Polestar Group’s Unaudited Condensed Consolidated Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with Management’s 2024-2028 business plan.
Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar Group’s ability to continue as a going concern. All information available to Management pertaining to the twelve-month period after the issuance date of these Unaudited Condensed Consolidated Financial Statements was used in performing this assessment.
Historically, Polestar Group has financed its operations primarily through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, credit facilities from related parties, and extended trade credit from related parties. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the three months ended June 30, 2023 and 2022 amounted to $304,057 and $228,244, respectively. Net losses for the six months ended June 30, 2023 and 2022 amounted to $313,035 and $502,734, respectively. Negative operating and investing cash flows for the six months ended June 30, 2023 and 2022 amounted to $941,828 and $916,331, respectively. Management forecasts that Polestar Group will continue to generate negative operating and investing cash flows in the near future, until sustainable commercial operations are achieved. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.
Management’s 2024-2028 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, credit facilities from related parties, and executing capital market transactions through offerings of debt and/or equity. The timely realization of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If Polestar is unable to obtain financing from these sources or if such financing is not sufficient to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means (e.g., issuing new shares of equity or issuing bonds). Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.
Based on these circumstances, Management has determined there is substantial doubt about Polestar Group’s ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Unaudited Condensed Consolidated Financial Statements do not include any adjustments to factor for the going concern uncertainty.
Adoption of new and revised standards
In May 2023, the IASB issued amendments to IAS 12, Income taxes: International Tax Reform – Pillar Two Model Rules, to clarify the application of IAS 12, Income Taxes, to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The amendments introduce: (i) a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules, which was effective immediately upon issuance of the amendment, and (ii) disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before the effective date of the Pillar Two model rules, which apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023.

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
For a detailed assessment of the Group’s adoption of other new and revised standards, refer to Note 1 - Significant accounting policies and judgments of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of December 31, 2022, and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on April 14, 2023. Management has concluded the adoption of new and revised accounting pronouncements has not or will not have a material impact on the Group’s Unaudited Condensed Consolidated Financial Statements. The adoptions of accounting pronouncements issued, but not effective, for the six months ended June 30, 2023, will not have a material impact on the Group’s Unaudited Condensed Consolidated Financial Statements.
Presentation, basis of consolidation, segment reporting, and foreign currency
For a detailed description of the Group’s presentation, basis of consolidation, segment reporting, and foreign currency, including currency risk, refer to Note 1 - Significant accounting policies and judgements and Note 2 - Financial risk management of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023. There are no changes for the periods presented in these Unaudited Condensed Consolidated Financial Statements.
The following tables show the breakdown of the Group’s revenue from external customers and non-current assets by geographical location where the Polestar company recognizing the revenue is located:

	For the three months ended June 30,		For the six months ended June 30,
Revenue	2023	2022	2023	2022
UK	134,412	67,917	291,584	137,218
USA	122,525	134,393	231,737	214,231
Sweden	107,197	59,334	157,043	155,157
Germany	65,402	59,641	117,399	102,209
Canada	40,056	17,836	63,122	24,169
Netherlands	33,567	30,383	50,483	55,938
Australia	24,448	19,130	48,463	23,032
Belgium	31,837	22,932	47,786	42,707
Norway	13,264	54,853	31,194	116,522
Italy	16,082	—	28,226	—
Denmark	15,809	24,151	28,009	38,928
Finland	11,446	11,716	24,283	19,058
China	10,795	27,491	18,447	31,643
Other regions[1]	58,407	59,293	93,489	80,485
Total	$685,247	$589,070	$1,231,265	$1,041,297
1 - Other regions primarily consist of Austria, Korea, Spain and Switzerland in 2023. Other regions primarily consist of Korea, Switzerland and Austria in 2022.

	As of June 30, 2023	As of December 31, 2022
Non-current assets[2]
Sweden	1,224,294	1,151,920
China	472,782	474,301
Germany	66,112	36,747
United Kingdom	21,860	22,777
USA	10,064	37,752
Other regions[3]	33,358	28,532
Total	$1,828,470	$1,752,029
2 - Non-current assets: excludes Deferred tax asset and Other investments.
3 - Other regions primarily consist of Switzerland, Belgium, Netherlands and Australia in 2023. Other regions primarily consist of Belgium, Switzerland and Australia in 2022.
Restatement of certain comparative period items
Net loss per share for the six months ended June 30, 2022 has been restated to reflect the number of equivalent shares issued by the Parent to the Former Parent in connection with the merger with Gores Guggenheim, Inc. on June 23, 2022. The adjustment is based on the number of shares outstanding on the reporting date multiplied by the exchange ratio of 8.335.
In the Unaudited Condensed Consolidated Statement of Changes in Equity as of June 30, 2022, the lines previously presented as Merger with Gores Guggenheim Inc. and Changes in the consolidated group amounting to an equity impact of $199,628 have been

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
adjusted to present each individual item related to the merger that impacted equity, resulting in an aggregate restated equity impact of $199,564.
Accounting policies
Polestar Group continues to apply the same accounting policies, methods, estimates and judgements as described in Note 1 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023.
Use of estimates and judgements
The preparation of these Unaudited Condensed Consolidated Financial Statements, in accordance with IAS 34, requires management to make judgements, estimates, and assumptions that affect the application of the Group’s accounting policies, the reported amount of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a continuous basis; changes in accounting estimates are recognized in the period in which the estimates are revised, and prospectively thereafter. Actual results could differ materially from those estimates using different assumptions or under different conditions. The Group did not have any events requiring the application of new critical estimates and judgements during the six months ended June 30, 2023.
Earnings per share
Basic earnings per share is calculated by dividing the net loss for the period by the weighted average number of Class A Shares and Class B Shares outstanding during the period. Diluted earnings per share is calculated by adjusting the net income for the period and the weighted average number of Class A Shares and Class B Shares outstanding for the effect of dilutive potential ordinary shares (“POSs”) outstanding during the period (i.e., Class A Shares and/or Class B Shares that the Group is obligated to issue, or might issue under certain circumstances, in accordance with various contractual arrangements). The Group’s POSs are classified based on the nature of their instrument or arrangement and then the earnings per incremental share (“EPIS”) is calculated for each class of POS to determine if they are dilutive or anti-dilutive. Anti-dilutive POSs are excluded from the calculation of dilutive earnings per share.
EPIS is calculated as (1) the consequential effect on profit or loss from the assumed conversion of the class of POS (i.e., the numerator adjustment) divided by (2) the weighted average number of outstanding POSs for the class (i.e., the denominator adjustment). The EPIS denominator adjustment depends on the class of POS. The Group’s classes of POSs and their related EPIS denominator adjustment methods are as follows:

POS Class	EPIS Denominator Adjustment Method
Unvested equity-settled RSUs	Treasury share[1]
Class C Shares	Treasury share
Earn-out rights and PSUs	The number of shares issuable if the reporting date were the end of the contingency period
Convertible Notes	The number of shares issued assuming conversion occurred at the beginning of the reporting period
Convertible Credit Facility with Volvo Cars	If the instrument is converted, the number of shares issued on the date of the conversion
1 - The treasury share method prescribed by IAS 33, Earnings Per Share (“IAS 33”), includes only the bonus element as the EPIS denominator adjustment. The bonus element is the difference between the number of ordinary shares that would be issued at the exercise of the options and the number of ordinary shares deemed to be repurchased at the average market price.
Fair value measurement
Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares
The Class C-2 Shares represents a derivative financial instrument that is carried at fair value through profit and loss (“FVTPL”) by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. Class C Shares are presented in current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position as they can be exercised by the holder at any time. The related liability is measured at fair value, with any changes in fair value recognized in earnings. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of June 30, 2023, the fair value of the Class C-2 Shares was determined to equal $3,105 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $0.69 per share, an implied volatility of 94%, a risk-free rate of 4.27%, a dividend yield of 0%, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 8 - Reverse recapitalization for more detail on the Class C-2 Shares.
Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn-out rights
The Former Parent’s contingent earn-out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The earn-out liability is presented in non-current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position to align with the expected timing of the underlying earn-out payments. The fair value of the earn-out is determined using a Monte Carlo simulation that incorporates a term of 4.48 years, the five earn-out tranches, and the probability of the Class A

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Shares in ListCo reaching certain daily volume weighted average prices during the earn-out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in ListCo to the Former Parent. As of June 30, 2023, the fair value of the earn-out was determined to equal $365,575 by leveraging an implied volatility of 75% and a risk-free rate of 4.18%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 8 - Reverse recapitalization for more detail on the Former Parent’s earn-out rights.
Valuation methodology for the fair value of RSUs and PSUs granted to employees under the 2022 Omnibus Incentive Plan
The fair value of the RSUs granted April 3, 2023 was determined by reference to the Group’s closing share price of $3.79 on the business day immediately preceding the grant date (i.e., $3.79 per RSU). The fair value of PSUs granted was determined by calculating the weighted-average fair value of the 368,732 units linked to market-based vesting conditions and the 1,106,195 units linked to non-market-based vesting conditions. The units linked to non-market-based vesting conditions were fair valued by reference to the Group’s closing share price of $3.79 on the business day immediately preceding the grant date (i.e., $3.79 per unit). The units linked to market-based vesting conditions were fair valued using a Monte Carlo simulation in a risk-neutral option pricing framework whereby the future share prices of Polestar’s Class A Shares and shares of the peer group over the performance period were calculated assuming a GBM. For each simulation path, the payoff amount of the awards was calculated as the simulated price of the Class A Shares multiplied by the simulated total shareholder return vesting (i.e., the number of awards simulated to vest based on the probability of achievement of certain performance conditions) and then discounted to the grant date at the term-matched risk-free rate. The fair value per unit of the units linked to market-based vesting conditions was determined to be $3.33 by leveraging an implied volatility of 75%, a peer group historical average volatility of 63.5%, a risk-free rate of 3.8%, a simulation term of 2.7 years, a dividend yield of 0%, and 100,000 simulation iterations. As such, the weighted-average fair value per PSU was calculated to be $3.68. Refer to Note 3 - Share-based payment for more detail on the 2022 Omnibus Incentive Plan.
Note 2 - Revenue
Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts as seen in the table below:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Sales of vehicles[1]	669,241	578,398	1,198,973	1,016,817
Sales of software and performance engineered kits	5,686	6,333	12,440	10,862
Sales of carbon credits	532	145	532	1,313
Vehicle leasing revenue	3,287	3,060	7,493	7,934
Other revenue	6,501	1,134	11,827	4,371
Total	$685,247	$589,070	$1,231,265	$1,041,297
1 - Revenue related to sales of vehicles are inclusive of extended and connected services recognized over time.
For the three and six months ended June 30, 2023 and 2022, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles and software performance upgrades.
The Group's largest customer that is not a related party accounted for $155,820 (23%) and $271,246 (22%) of revenue, respectively, for the three and six months ended June 30, 2023. For the three and six months ended June 30, 2022, no sole customer, that is not a related party, exceeded 10% of total revenue. Refer to Note 11 - Related party transactions for further details on revenues from related parties.
Contract liabilities

	Sales generated obligation	Deferred revenue - extended service	Deferred revenue - connected service	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2023	13,069	40,792	30,093	12,515	96,469
Provided for during the period	32,647	15,760	8,466	16,615	73,488
Settled during the period	(26,695)	—	—	—	(26,695)
Released during the period	—	(10,300)	(2,463)	(9,280)	(22,043)
Effect of foreign currency exchange rate differences	(91)	(96)	(1,279)	156	(1,310)
Balance as of June 30, 2023	$18,930	$46,156	$34,817	$20,006	$119,909
of which current	18,930	22,057	5,216	15,439	61,642
of which non-current	—	24,099	29,601	4,567	58,267

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
As of June 30, 2023, contract liabilities amounted to $119,909, of which $18,930 was related to variable consideration payable to fleet customers in the form of volume related bonuses and $100,979 was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue.
Note 3 - Share-based payment
As noted in Note 1 - Significant accounting policies and judgements, Polestar granted shares to employees under the 2022 Omnibus Plan as part of the Group’s employee compensation. Under the 2022 Omnibus Plan, there are three kinds of programs: At-listing Plan, Post-listing Plan, and the Free Share Plan, all of which are equity-settled. For more details on the terms of each program, refer to Note 7 - Share-based payments in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 that were included in the Form 20-F filed with the SEC on April 14, 2023. The following table illustrates share activity for the six months ended June 30, 2023:

	Number of PSUs	Number of RSUs	Number of Free Shares	Total
Outstanding as of January 1, 2023	858,821	458,620	4,222	1,321,663
Granted	1,474,927	428,840	—	1,903,767
Vested	—	(169,853)	(4,222)	(174,075)
Forfeited	(6,954)	(8,639)	—	(15,593)
Outstanding as of June 30, 2023	2,326,794	708,968	—	3,035,762
The following table illustrates total share-based compensation expense for the three and six months ended June 30, 2023 and 2022 by function:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Selling, general and administrative expense	1,430	4,342	2,533	4,342
Research and development expense	69	—	125	—
Total	$1,499	$4,342	$2,658	$4,342
Marketing consulting services agreement
On March 24, 2022, Polestar granted an equity-settled share-based payment in exchange for marketing services through November 1, 2023. Per the terms of the agreement, 250,000 Class A Shares vested on August 31, 2022. The remaining 250,000 Class A Shares vest over eight equal quarterly installments, with a final vesting date of November 1, 2023. The grant date fair value of the marketing consulting agreement was $5,308 which was determined using the market value of the shares listed on the Nasdaq. Of the 500,000 Class A Shares granted, 375,000 Class A Shares with a fair value of $4,946 were vested as of December 31, 2022. During the three months ended June 30, 2023, 31,250 Class A Shares vested, and the Group incurred a share-based compensation expense of $114. During the six months ended June 30, 2023 62,500 Class A Shares vested, and the Group incurred a share-based compensation expense of $290.
Note 4 - Leases
Polestar Group as Lessee
The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant, and equipment:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2023	89,609	45,416	135,025
Additions	19,149	—	19,149
Cancellations	(11,020)	—	(11,020)
Effect of foreign currency exchange rate differences	(1,245)	(2,280)	(3,525)
Balance as of June 30, 2023	$96,493	$43,136	$139,629

Accumulated depreciation
Balance as of January 1, 2023	(18,934)	(20,768)	(39,702)
Depreciation expense	(8,347)	(2,392)	(10,739)
Effect of foreign currency exchange rate differences	706	1,114	1,820
Balance as of June 30, 2023	$(26,575)	$(22,046)	$(48,621)

Carrying amount as of June 30, 2023	$69,918	$21,090	$91,008

Amounts related to leases recognized in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Income from sub-leasing right-of-use assets	252	235	527	615
Expense relating to short-term leases	247	343	495	835
Expense relating to leases of low value assets	—	1,899	6	1,911
Interest expense on leases	1,138	1,090	2,166	1,700
The current and non-current portion of the Group’s lease liabilities were as follows:

	As of June 30, 2023	As of December 31, 2022
Current lease liability	27,658	21,545
Non-current lease liability	75,793	85,556
Total	$103,451	$107,101
Expected future lease payments to be made to satisfy the Group’s lease liabilities are as follows:

	As of June 30, 2023	As of December 31, 2022
Within 1 year	28,353	21,717
Between 1 and 2 years	28,929	24,484
Between 2 and 3 years	23,631	20,739
Between 3 and 4 years	22,140	17,924
Between 4 and 5 years	8,614	5,987
Later than 5 years	16,985	29,613
Total	$128,652	$120,464
For the six months ended June 30, 2023 and 2022, total cash outflows for leases amounted to $11,436 and $6,124, respectively.
Polestar Group as Lessor
As a lessor, revenue recognized from operating leases was as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Vehicle leasing revenue	$3,287	$3,060	$7,493	$7,934
For the majority of the Group’s operating lease contracts as a lessor, vehicles are paid for upfront by the customer at contract inception and repurchased by Polestar at the end of the lease term. The following table depicts the changes in the Group’s vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2023	105,000
Reclassification from inventory	39,877
Reclassification to inventory	(37,585)
Effect of foreign currency exchange rate differences	1,695

Balance as of June 30, 2023	$108,987
Accumulated depreciation
Balance as of January 1, 2023	(12,802)
Depreciation expense	(2,341)
Reclassification to inventory	9,250
Effect of foreign currency exchange rate differences	22
Balance as of June 30, 2023	$(5,871)
Carrying amount as of June 30, 2023	$103,116
Note 5 - Net loss per share
The following table presents the computation of basic and diluted net loss per share for the three and six months ended June 30, 2023 and 2022:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	Class A and B Shares		Class A and B Shares
Net loss attributable to common shareholders	(304,057)	(228,244)	(313,035)	(502,734)
Weighted-average number of common shares outstanding:
Basic and diluted	2,109,975,806	1,950,335,837	2,109,952,338	1,943,759,914
Net loss per share (in ones):
Basic and diluted	$(0.14)	$(0.12)	$(0.15)	$(0.26)
Loss per share for the six months ended June 30, 2022 is retrospectively adjusted to reflect the number of equivalent shares issued by the Parent to the Former Parent, based on the number of shares outstanding on the reporting date multiplied by the exchange ratio of 8.335. For detail on the equity exchange ratio related to the merger with Gores Guggenheim, Inc. ("GGI"), refer to Note 20 - Equity in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022, and for the three years ended December 31, 2022 that were included in the Form 20-F filed with the SEC on April 14, 2023. The following table presents shares that were not included in the calculation of diluted earnings per share as their effects would have been antidilutive for the three and six months ended June 30, 2023 and 2022:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Earn-out Shares	158,177,609	158,177,609	158,177,609	158,177,609
Class C-1 Shares	20,499,965	15,999,965	20,499,965	15,999,965
Class C-2 Shares	4,500,000	9,000,000	4,500,000	9,000,000
PSUs	2,326,794	858,821	2,326,794	858,821
RSUs	708,968	629,303	708,968	629,303
Marketing consulting services agreement	62,500	187,500	62,500	187,500
Total antidilutive shares	186,275,836	184,853,198	186,275,836	184,853,198
Note 6 - Intangible assets and goodwill
The following table depicts the split between Polestar Group’s intangible assets, goodwill and trademarks:

	As of June 30, 2023	As of December 31, 2022
Intangible assets	1,419,347	1,347,709
Goodwill and trademarks	46,970	48,768
Total	$1,466,317	$1,396,477
Intangible assets were as follows:

Internally developed IP	Software	Acquired IP	Total

Acquisition cost
Balance as of January 1, 2023	217,600	1,114	1,569,395	1,788,109
Additions[1]	49,807	—	125,411	175,218
Divestments and disposals	—	—	(353)	(353)
Effect of foreign currency exchange rate differences	(9,332)	(46)	(68,833)	(78,211)
Balance as of June 30, 2023	$258,075	$1,068	$1,625,620	$1,884,763
Accumulated amortization and impairment
Balance as of January 1, 2023	(14,856)	(389)	(425,155)	(440,400)
Amortization expense	(340)	(69)	(44,347)	(44,756)
Divestments and disposals	—	—	303	303
Effect of foreign currency exchange rate differences	556	18	18,863	19,437
Balance as of June 30, 2023	$(14,640)	$(440)	$(450,336)	$(465,416)
Carrying amount as of June 30, 2023	$243,435	$628	$1,175,284	$1,419,347
1 – Of $175,218 in additions for the six months ended June 30, 2023, $53,132 has been settled in cash. These $53,132 are included in the $239,850 cash used for investing activities related to additions to intangible assets, and the remaining $186,718 relates to increases in Trade payables - related parties from prior years which were settled in cash during the six months ended June 30, 2023.
Additions to internally developed IP are primarily related to the Polestar 5 and various other internal programs, such as model year changes, for the six months ended June 30, 2023. Additions of acquired IP during the six months ended June 30, 2023 were primarily related to acquisition of the Polestar 2 and Polestar 3 IP from Volvo Cars. Polestar also acquired IP related to Polestar 4 from Geely. Refer to Note 11 - Related party transactions for further details.
Changes to the carrying amount of goodwill and trademarks during the period were as follows:

	Goodwill	Trademarks	Total
Balance as of January 1, 2023	46,460	2,308	48,768
Effect of foreign currency exchange rate differences	(1,713)	(85)	(1,798)
Balance as of June 30, 2023	$44,747	$2,223	$46,970

Note 7 - Financial instruments
The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	June 30, 2023				December 31, 2022
Assets measured at FVTPL	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other investments	—	—	2,248	2,248	—	—	2,333	2,333
Total assets	$—	$—	$2,248	$2,248	$—	$—	$2,333	$2,333
Liabilities measured at FVTPL
Earn-out rights	—	—	365,575	365,575	—	—	598,570	598,570
Class C-1 Shares	14,145	—	—	14,145	17,920	—	—	17,920
Class C-2 Shares	—	3,105	—	3,105	—	10,080	—	10,080
Total liabilities	$14,145	$3,105	$365,575	$382,825	$17,920	$10,080	$598,570	$626,570
Note 8 - Reverse recapitalization
Polestar underwent a reverse recapitalization through the merger with GGI and related arrangements on June 23, 2022. For more detail on the reverse recapitalization, including the net assets of GGI assumed by the Group and the Class C Shares and Earn-out rights issued in connection with the merger that are accounted for as derivative liabilities in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”), and IFRS 9, Financial Instruments (“IFRS 9”), refer to Note 1 - Significant accounting policies and judgements and Note 16 - Reverse recapitalization in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023.
Class C Shares
The Class C-2 Shares are not publicly traded and require a valuation approach leveraging Level 2 inputs. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the Class C-2 Shares. On March 22, 2023, 4,500,000 Class C-2 Shares with a fair value of $3,285 were converted to 4,500,000 Class C-1 Shares with the same fair value following the election by the respective holders of the Class C-2 Shares and approval from the Board of Directors.

As of June 30, 2023	As of December 31, 2022

	Liability Fair Value	Number Outstanding	Liability Fair Value	Number Outstanding
Class C-1 Shares	14,145	20,499,965	17,920	15,999,965
Class C-2 Shares	3,105	4,500,000	10,080	9,000,000
Total	17,250	24,999,965	28,000	24,999,965

Class C-1 Shares
As of January 1, 2023	17,920
Class C-2 Shares converted to Class C-1 Shares	3,285
Changes in fair value measurement	(7,060)
As of June 30, 2023	$14,145

Class C-2 Shares
As of January 1, 2023	10,080
Class C-2 Shares converted to Class C-1 Shares	(3,285)
Changes in fair value measurement	(3,690)
As of June 30, 2023	$3,105
The fair value change for the Class C Shares was as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Fair value change - Class C-1 Shares	2,870	13,760	3,775	13,760
Fair value change - Class C-2 Shares	630	7,771	6,975	7,771
Fair value change - Class C Shares	$3,500	$21,531	$10,750	$21,531
Earn-out rights
Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the earn-out.

Earn-out rights
As of January 1, 2023	598,570
Changes in fair value measurement	(232,995)
As of June 30, 2023	$365,575
The fair value change for the Earn-out rights was as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Fair value change - Earn-out rights	$26,800	$418,707	$232,995	$418,707
Note 9 - Equity
Changes in the Group's equity during the six months ended June 30, 2023 were as follows:

	Class A Shares	Class B Shares	Share capital	Other contributed capital
Balance as of January 1, 2023	467,677,673	1,642,233,575	(21,165)	(3,584,232)
Equity-settled share-based payment	236,575	—	(2)	(2,656)
Balance as of June 30, 2023	467,914,248	1,642,233,575	$(21,167)	$(3,586,888)
The following instruments of the Parent were issued and outstanding in the form of American depositary shares as of June 30, 2023:
•467,914,248 Class A Shares with a par value of $0.01, of which 221,357,712 were owned by related parties;
•1,642,233,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;
•20,499,965 Class C-1 Shares with a par value of $0.10;

•4,500,000 Class C-2 Shares with a par value of $0.10; and
•50,000 Redeemable Preferred Shares with a par value of GBP 1.00.
As of June 30, 2023, there were an additional 4,532,085,752 Class A Shares and 135,133,164 Class B Shares with par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance. Holders of Class A Shares in Parent are entitled to one vote per share and holders of Class B Shares in Parent are entitled to ten votes per share. Holders of Class C Shares in Parent are entitled to one vote per share for certain matters but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in Parent. Additionally, holders of GBP Redeemable Preferred Shares in Parent have no voting rights. Any dividends or other distributions paid by Parent shall be issued to holders of outstanding Class A Shares and Class B Shares in Parent. Holders of Class C Shares and GBP Redeemable Preferred Shares in Parent are not entitled to participate in any dividends or other distributions. Refer to Note 8 - Reverse recapitalization for additional information on the Class C Shares which are accounted for as derivative financial liabilities in accordance with IAS 32 and IFRS 9.
Note 10 - Liabilities to credit institutions
The carrying amount of Polestar Group’s liabilities to credit institutions as of June 30, 2023 and December 31, 2022 were as follows:

Liabilities to credit institutions	As of June 30, 2023	As of December 31, 2022
Working capital loans from banks	1,562,847	1,300,108
Floorplan facilities	43,820	16,925
Sale-leaseback facilities	16,766	11,719
Total	$1,623,433	$1,328,752
The Group had the following working capital loans outstanding as of June 30, 2023:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	Amount in USD (thousands)
CNY	August 2022 - August 2023	Unsecured	12-month LPR[1] plus 0.05%, settled quarterly	716,000	98,626
USD	August 2022 - August 2023	Unsecured[2]	3-month LPR plus 2.3%, settled quarterly	147,000	147,000
USD	September 2022 - September 2023	Unsecured[2]	3-month LPR plus 2.3%, settled quarterly	255,000	255,000
USD	September 2022 - September 2023	Secured[3]	4.48% per annum, settled quarterly	133,000	133,000
USD	September 2022 - September 2023	Unsecured[2]	3-month SOFR[4] plus 2.4%, settled quarterly	100,000	100,000
USD	December 2022 - December 2023	Unsecured[2]	7.5% per annum, settled quarterly	200,000	200,000
EUR	February 2023 - February 2024	Secured[5]	3-month EURIBOR[6] plus 2.3% and an arrangement fee of 0.15%	382,312	417,312
USD	March 2023 - March 2024	Unsecured[2]	7.35% per annum, settled quarterly	100,000	100,000
CNY	March 2023 - March 2024	Unsecured[2]	12-month LPR plus 0.05%, settled quarterly	260,000	35,814
CNY	April 2023 - April 2024	Unsecured[2]	12-month LPR plus 0.05%, settled quarterly	11,430	1,575
CNY	May 2023 - May 2024	Unsecured[2]	12-month LPR plus 0.45%, settled quarterly	231,000	31,819
CNY	June 2023 - June 2024	Unsecured[2]	12-month LPR plus 1.3%, settled monthly	310,000	42,701
Total					$1,562,847
1 - People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR").
2 - Letters of keep well from both Volvo Cars and Geely.
3 - Secured by Geely, including letters of keep well from both Volvo Cars and Geely.
4 - Secured Overnight Financing Rate (“SOFR”).
5 - New vehicle inventory purchased via this facility is pledged as security until repaid. This facility has a repayment period of 90 days and includes a covenant tied to the Group’s financial performance.
6 - Euro Interbank Offered Rate (“EURIBOR”).
Floorplan facilities
In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low-value credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit with the option to renew as mutually determined by Polestar Group and the financial service provider. The facilities are partially secured by the underlying assets on a market-by-market basis. As of June 30, 2023 and December 31, 2022, the aggregate amounts outstanding under these arrangements were $73,103 and $33,615, respectively.
The Group maintains one such facility with the related party Volvo Cars that is presented separately in Interest-bearing current liabilities - related parties within the Unaudited Condensed Consolidated Statement of Financial Position. Of the amounts above, the aggregate amounts outstanding as of June 30, 2023 and December 31, 2022 due to related parties were $29,283 and $16,690, respectively. Refer to Note 11 - Related party transactions for further details.
Sale-leaseback facilities
Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the leaseback period, Polestar is obligated to repurchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of June 30, 2023 and December 31, 2022, the aggregate amount outstanding under these arrangements was $16,766 and $11,719, respectively.
Since the contracts identified above are short term with a duration of twelve months or less, the carrying amount of the contracts is deemed to be a reasonable approximation of their fair value. The Group’s risk management policies related to debt instruments are further detailed in Note 2 - Financial risk management of the Consolidated Financial Statements, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 that were included in the Form 20-F filed with the SEC on April 14, 2023. There are no changes in terms of risk management policies for the periods presented in these Unaudited Condensed Consolidated Financial Statements.
Note 11 - Related party transactions
For a detailed description of the Group’s related parties and related party transactions, refer to Note 25 - Related party transactions of the Consolidated Financial Statements, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023. There are no changes to the Group’s related parties for the periods presented in these Unaudited Condensed Consolidated Financial Statements. Related party activity during the six months ended June 30, 2023 and 2022 and balances as of June 30, 2023 and December 31, 2022 are presented below.
Financing
In May 2021, the Group entered into a working capital credit facility with Volvo Cars and subsequently drew down on the facility, which has a maturity of one year. As of June 30, 2023, $29,283 of this financing arrangement remained outstanding, which is included in Interest-bearing current liabilities - related parties on the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 10 - Liabilities to credit institutions for further details.
Convertible Credit Facility with Volvo Cars
On November 3, 2022 the Group entered into a credit facility agreement with Volvo Cars for $800,000, terminating in May 2024. The credit facility can be drawn upon once a month and is utilizable for general corporate purposes. Interest will be calculated at the floating six-month SOFR rate plus 4.9% per annum. Prior to May 2024, if the Group announces an offering of shares with a proposed capital raise of at least $350,000 and no fewer than five institutional investors participate in the offering, Volvo Cars has the right to convert the principal amount of any outstanding loans into the same class of shares and at the same price per share as received by the participating institutional investors. Under IAS 32 and IFRS 9, Volvo Cars' conversion right meets the definition of an embedded derivative financial liability that is required to be bifurcated from the host debt instrument and accounted for separately because it could result in the issuance of a variable number of Class A Shares in the Parent at a price that was not fixed at the inception of the agreement. Additionally, the economics of Volvo Cars' conversion right are not clearly and closely related to that of the host debt instrument because the principal value of Volvo Cars' conversion right depends on whether or not the Group conducts a qualified equity offering to investors at a market discount. As such, the financial liability related to Volvo Cars' conversion right is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. As of June 30, 2023, the Group had principal draws of $750,000 outstanding under the facility and the fair value of the financial liability related to Volvo Cars' conversion right was $0.
Sale of goods, services and other
The total revenue recognized for each related party was as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Volvo Cars	34,403	20,931	49,768	44,452
Volvofinans Bank AB	14,311	18,627	21,754	39,115
Geely	1,245	—	1,245	—
Total	$49,959	$39,558	$72,767	$83,567
For the three months ended June 30, 2023 and 2022, revenue from related parties was $49,959 (7.29%) and $39,558 (6.72%) of total revenue, respectively. For the six months ended June 30, 2023 and 2022, revenue from related parties was $72,767 (5.91%) and $83,567 (8.03%) of total revenue, respectively.
Purchases of goods, services and other
The total purchases of goods, services and other for each related party were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Volvo Cars	598,959	232,448	1,241,837	752,493
Volvofinans Bank AB	227	64	312	334
Geely	46,447	24,914	91,736	106,862
Total	$645,633	$257,426	$1,333,885	$859,689
Cost of R&D and intellectual property
Polestar Group entered into agreements with Volvo Cars and Geely regarding the development of technology leveraged in the development of the Polestar 2, Polestar 3, and Polestar 4. In 2020, the Group entered into similar agreements with Volvo Cars to acquire technology leveraged in the development of the Polestar 1, Polestar 2, and Polestar 3. The Group is in control of the developed product either through a license or through ownership of the IP and the recognized asset reflects the relevant proportion of Polestar Group’s interest. The recognized asset associated with these agreements as of June 30, 2023 was $1,175,284, of which acquisitions attributable to 2023 were $125,411. As of December 31, 2022, the recognized asset associated with these agreements was $1,144,240, of which acquisitions attributable to 2022 were $218,031.
Amounts due to related parties
Amounts due to related parties were as follows:

Trade payables - related parties, accrued expenses, other current liabilities and interest-bearing current liabilities to related parties	As of June 30, 2023	As of December 31, 2022
Volvo Cars	1,691,224	1,136,746
Geely	91,231	71,212
Volvofinans Bank AB	1,141	1,389
Total	$1,783,596	$1,209,347
In addition to current liabilities to related parties, Polestar had non-current lease liabilities to related parties amounting to $35,041 as of June 30, 2023 and $27,123 as of December 31, 2022 included in Other non-current interest-bearing liabilities.
The Group’s interest expense from related party liabilities was as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Interest expense - related parties	$17,755	$12,248	$25,948	$24,275
Amounts due from related parties
Amounts due from related parties were as follows:

Trade receivables - related parties and accrued income - related parties	As of June 30, 2023	As of December 31, 2022
Volvo Cars	97,340	120,302
Geely	1,340	3,751
Volvofinans Bank AB	4,383	3
Total	$103,063	$124,056
Note 12 - Assets held for sale
In December 2022, the Group committed to a plan to sell, to a related party, the Chengdu manufacturing plant held by its subsidiary, Polestar New Energy Vehicle Co. Ltd., that was previously used to manufacture the Polestar 1 and special edition Polestar 2 BST 270. Accordingly, the Chengdu plant and certain related assets are presented as a disposal group held for sale. Polestar has initiated selling efforts and expects to close the sale by July 31, 2023. The assets related to the Chengdu Plant that have been classified as held for sale have a net value of $53,094. The cumulative expense related to exchange rate differences from translation of the disposal group that are included in other comprehensive income amount to $4,260. Prior to December 2022, the Group did not hold any assets classified as held for sale.
As of June 30, 2023, the disposal group was stated at the Group's carrying value and was comprised of the following:

Property, plant and equipment	53,080
Other current assets	14
Assets held for sale	$53,094
Note 13 - Commitments and contingencies
Commitments
As of June 30, 2023, commitments to acquire PPE and intangible assets were $143,961 and $148,802, respectively. As of December 31, 2022, commitments to acquire PPE and intangible assets were $179,690 and $216,572, respectively. These commitments are contractual obligations to invest in PPE and intangible assets for the production of upcoming vehicle models Polestar 3 and Polestar 4. For the production of Polestar 3 and Polestar 2, contract manufacturing agreements are yet to be signed that define the upcoming investment commitments in Volvo Cars Charleston plant and Geely’s Chongqing plant respectively.
Contingencies
In the normal course of business, the Group is subject to contingencies related to legal proceedings and claims and assessments that cover a wide range of matters. Liabilities for such contingencies are recorded to the extent that it is probable the liability is incurred, and the amount is reasonably estimable. Associated legal costs related to such contingencies are expensed as incurred.
Note 14 - Subsequent events
Management has evaluated events subsequent to June 30, 2023 and through August 31, 2023, the date these Unaudited Condensed Consolidated Financial Statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to June 30, 2023 merited disclosure in these Unaudited Condensed Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.
On July 7, 2023, the Group drew down the remaining $50,000 of the $800,000 aggregate principal amount under its 18-month credit facility with Volvo Cars that was secured on November 3, 2022. Refer to Note 11 - Related party transactions for further details on the facility with Volvo Cars.
On August 1, 2023, the Group completed the sale of the Chengdu manufacturing plant held by its subsidiary, Polestar New Energy Vehicle Co. Ltd., to Zhejiang Geely Property Investment Holding Co. Ltd. The total consideration received from the sale of the plant was $71,043.
On August 24, 2023, the Group entered into a 12-month working capital loan for $320,000 with a bank in China. This loans carries interest at the 12-month Secured Overnight Financing Rate plus 0.9% and is secured by Geely. This loan benefits from letters of comfort from Volvo Cars and Geely.
On August 24, 2023, the Group entered into an unsecured 12-month working capital loan for $82,000 with a bank in China. This loans carries interest at the 12-month Secured Overnight Financing Rate plus 1.1%. This loan benefits from letters of comfort from Volvo Cars and Geely.
On August 30, 2023, the Group entered into an unsecured 12-month working capital loan for $402,000 with a bank in China. This loans carries interest at the 3-month Secured Overnight Financing Rate plus 2.3%. This loan benefits from letters of comfort from Volvo Cars and Geely.